Exhibit 4.42

DATED 1st AUGUST 2019

GSL ENTERPRISES LTD.

and

Anastasios Psaropoulos

EMPLOYMENT AGREEMENT

TABLE OF CONTENTS

1.	INTERPRETATION	1
2.	APPOINTMENT	4
3.	TERM AND NOTICE	4
4.	DUTIES	5
5.	SALARY	6
6.	EXPENSES	7
7.	BONUS SCHEME	7
8.	SHARE SCHEMES	7
9.	HEALTH, LIFE AND MEDICAL INSURANCE	7
10.	ILLNESS	8
11.	VACATION DAYS	9
12.	[INTENTIONALLY OMITTED]	9
13.	CONFIDENTIAL AND BUSINESS INFORMATION	9
14.	DATA PROTECTION	11
15.	[INTENTIONALLY OMITTED]	12
16.	TERMINATION	12
17.	SUMMARY TERMINATION	14
18.	INVENTIONS AND IMPROVEMENTS	16
19.	GRIEVANCE AND DISCIPLINARY PROCEDURES	18
20.	GENERAL	18
21.	NOTICES	19
22.	EXTENT AND SUBSISTENCE OF AGREEMENT	20
23.	GOVERNING LAW AND JURISDICTION	20

i

EMPLOYMENT AGREEMENT

DATE	1 AUGUST 2019

PARTIES

(1)	GSL ENTERPRISES LTD., whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 969600 and has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (former law 89/67) at 9, Irodou Attikou Street, Kifisia, Athens, 14561 Greece (the “Company”); and

(2)	ANASTASIOS PSAROPOULOS, an individual residing at 56, Asklipiou Street, Glyfada, Athens 16675, Greece, with Greek tax identification number 118731373, issued by the Greek tax office of Glyfada, Athens (the “Executive”).

WHEREAS, the Executive has agreed, as an employee of the Company in a senior management position, to oversee and participate in the provision of services to the Company on the terms of this Employment Agreement (the “Agreement”) particularly given his appointment as Chief Financial Officer and Treasurer of the parent company Global Ship Lease, Inc., whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 969600 and the address of principal executive offices is Portland House, Stag Place, London SW1E 5RS, United Kingdom and whose common stock has been registered pursuant to Section 12(b) of the United States Securities Exchange Act of 1934, as amended, and is listed on the New York Stock Exchange under the trading symbol “GSL”, (the “Listed Company”).

OPERATIVE PROVISIONS

1.	INTERPRETATION

1.1	In this Agreement the following words and expressions shall have the following meanings:

“the Board” means the board of directors of the Company or the Listed Company, as the context may require; references to the “Board of the Listed Company” shall mean the Board of Directors of Global Ship Lease, Inc. or if appropriate the compensation committee thereof;

“Change in Control Transaction” means the consummation, following the date of the Merger (as defined below), of any of the following transactions:

a.       the acquisition, directly or indirectly, by any individual, partnership, firm, company, association, trust, unincorporated organization or other entity (a “Person”), or any Persons acting as a “group” within the meaning of Section I 3(d)(3) of the

Securities Exchange Act of 1934, as amended (the “Exchange Act”) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) (other than the Listed Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Listed Company) of securities of the Listed Company representing more than 50% of the total combined voting power of the Listed Company’s then outstanding securities entitled to vote in the election of the directors of the Listed Company (the “Voting Shares”);

b.       the Listed Company disposing of all or substantially all of its assets;

c.       10% or more of the value of the assets of the Listed Company, or the Voting Shares of the Listed Company are about to be transferred, or have been transferred, because of any taking, seizure, or defeasance as a result of, or in connection with (i) nationalization, expropriation, confiscation, coercion, force or duress, or other similar action under the laws of the Republic of the Marshall Islands, or (ii) the imposition by the Republic of the Marshall Islands of a confiscatory tax, assessment, or other governmental charge or levy;

d.       the merger of the Listed Company with or into another corporation or any other transaction in which securities possessing more than 50% of the total combined voting power of the Listed Company are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

c.       the Board by resolution duly adopted by the affirmative vote of a simple majority of the votes cast by the Board determines that for the purposes of this Agreement, a Change in Control Transaction has occurred; or

f.       there is a change in boardroom control of the Listed Company. A change in boardroom control for the purpose of this clause shall mean a change in the directors of the board of the Listed Company such that the majority of directors on the Board following such change are directors who were not directors immediately following the closing of the Mergers.

A transaction shall not constitute a Change in Control Transaction if its sole purpose is to change the state of the Listed Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Listed Company’s securities immediately before such transactions.

“Good Reason” means (a) the assignment to the Executive by the Company or the Listed Company of any duties or responsibilities inconsistent with the Executive’s position, including but not limited to, any change in title the effect of which results in the Executive having a lesser status than Chief Financial Officer in the Listed Company, (b) a reduction in the Executive’s base salary, (c) any change in location of the Company’s principal administrative office or the Executive’s normal place of work to be outside of Greece, (d) a Change in Control

Transaction, (e) a Material Transaction or (f) any unilateral adverse/unfavourable variation of the employment terms of the Executive by the Company as defined by Greek labour law;

“Group Company” means the Company, the Listed Company, any company of which the Listed Company is a subsidiary (its holding company) and any other subsidiaries of the Listed Company or such holding company;

“Material Transaction” means any merger or acquisition (which is not a Change in Control Transaction) which is determined by the Board acting reasonably and in good faith to be a material merger or acquisition having a material impact on the ownership structure of the Group Companies;

“Merger Agreement” means the Agreement and Plan of Merger, dated as of 29 October, 2018, by and among the Listed Company, Poseidon Containers Holdings, LLC, K&T Marine, LLC and the other parties named therein.

“Merger” means the consummation of the mergers contemplated under the Merger Agreement;

“Relevant Stock Exchange” means the New York Stock Exchange and/or any other stock exchange, recognized investment exchange or automated quotation system on which any Group Company or any of their securities, as applicable, is listed, dealt in or admitted for trading;

“Stock Incentive Plan” means any outstanding equity incentive plan maintained by a Group Company;

“Subsidiary Company” means any Group Company other than the Company and the Listed Company;

“Termination Date” means the date of the termination of the employment of the Executive hereunder, howsoever caused;

1.2	In this Agreement (unless the context otherwise requires):

(A)	any reference to any statute or statutory provision shall be construed as including a reference to any modification, re-enactment or extension of such statute or statutory provisions of Greek labour law or the law of any other state as may be applicable in the context of the Executive’s employment, for the time being in force or to any subordinate legislation made under the same;

(B)	any reference to a clause is to a clause of this Agreement;

(C)	the expression “directly or indirectly” means (without prejudice to the generality of the expression) either alone or jointly with or on behalf of any other person, firm or body corporate and whether on his own account or in partnership with another or others or as the holder of any interest in or as officer, employee or agent of or consultant to any other person, firm or body corporate.

1.3	The headings contained in this Agreement are for convenience only and do not form part of and shall not affect the construction of this Agreement or any part of it.

2.	APPOINTMENT

2.1	The Company has appointed the Executive and the Executive agrees to serve the Company as director and Vice-President of the Company and shall report to the Board of the Listed Company. The Executive has also been appointed as the Chief Financial Officer and Treasurer of the Listed Company as of 20 November 2018.

2.2	The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party which are binding upon him.

3.	TERM AND NOTICE

3.1	The terms of this Agreement and the provision of services to the Company during the course of the Executive’s employment by the Company shall commence on the date of this Agreement and, subject to the provisions of clause 17, continue for an indefinite term unless and until terminated by:

(A)	the Company giving to the Executive not less than 12 months’ written notice; or

(B)	the Executive giving to the Company not less than 6 months’ written notice, unless Executive’s resignation is for Good Reason in which case the Executive shall have given to the Company not less than 14 days’ written notice.

3.2	The Executive’s employment may only be terminated by the Company under clauses 3.1(A) and 17 or otherwise, or placed on paid leave under clause 19.3, with (a) the affirmative vote of the majority of the members of the Board of the Listed Company; or (b) a decision of the Executive Chairman of the Listed Company.

3.3	The Company reserves the right at any time, in its absolute discretion but always subject to clause 3.2, to terminate the Executive’s employment by paying to the Executive a sum equal to his salary and contractual benefits for the relevant period of notice specified in clause 3.1, simultaneously with the severance payment provided in clause 16.1(A) and the payment of any other amount as provided in clause 16.2.

3.4	It is expressly agreed that the terms of this Agreement relating to the termination of the employment (including without limitation under clauses 3.1(A), 3.2, 3.3 and 17) shall apply in addition to any rights or benefits provided by the applicable provisions of Greek labour law (including Law 2112/1920 in conjunction with Law 3198/1955), as in force from time to time.

4.	DUTIES

4.1	The Executive shall during the continuance of his employment:

(A)	exercise such powers and perform such duties in relation to the business of the Company, of the Listed Company or of any Subsidiary Company as may from time to time be vested in or assigned to him by the Board, provided always that such new assignments do not constitute a unilateral adverse/unfavourable variation of the employment terms;

(B)	well and faithfully serve the Company, the Listed Company and any relevant Subsidiary Companies to the best of his ability and carry out his duties with all due care, skill and ability, and use his best endeavors to promote and maintain their interests and reputation;

(C)	be a director of the Company and act as Vice-President thereof, and remain in such capacities without any additional remuneration, (other than the amounts specified in this Agreement);

(D)	act as Chief Financial Officer and Treasurer of the Listed Company, and remain in such capacities without any additional remuneration, (other than the amounts specified in this Agreement);

(E)	become a director of Global Ship Lease Services Limited and remain in such capacity without any additional remuneration, (other than the amounts specified in this Agreement); and

(F)	have responsibility for the duties set forth on Exhibit A hereto.

4.2	The Executive will serve the Company, the Listed Company and any Subsidiary Company in such capacity as the Board shall determine from time to time. In performance of his duties the Executive shall:

(A)	normally perform his duties in 3-5 Menandrou Street, Kifissia, Athens, 14561 Greece or in 9, Irodou Attikou Street, Kifisia, Athens, 14561 Greece where the Company has an established office pursuant to the provisions of art. 25 of Law 27/1975 (former law 89/67). However, due to the nature of the business of the Company and the Listed Company and the Executive’s managerial position, the Executive agrees that he shall be required to travel and he may be required from time to time to work at other locations possibly in other countries for temporary periods as the position of the Executive may from time to time reasonably require, without such requirement constituting a unilateral adverse variation of the employment terms. The Company shall give reasonable notice of such temporary changes of place of work to the Executive;

(B)	in all respects conform to and comply with lawful directions and regulations given and made by the Board; and

(C)	in all respects conform to and comply with all relevant rules and/or codes issued by or on behalf of any Relevant Stock Exchange.

4.3	The Executive shall immediately upon the Company’s request supply any and all information which the Listed Company or any other Group Company may reasonably require in order to be able to comply with any statutory or regulatory provision or stock exchange rule or requirement of any Relevant Stock Exchange.

4.4	The Executive shall comply with the Company’s, the Listed Company’s or any other Group Company’s health and safety procedure from time to time in force.

5.	SALARY

5.1	The Company shall pay to the Executive by way of remuneration for his services under this Agreement a basic net salary per annum of US Dollars Eighty Thousand ($80,000) or the equivalent amount in Euros, at the option of the Executive (the “Basic Net Annual Salary”) inclusive of any director’s fees payable to him by the Company or any other Group Company. If the Company is required to deduct or withhold Employment Taxes (as defined below) with respect to the Basic Net Annual Salary, then the Company shall pay to the Executive, in addition to the Basic Net Annual Salary payment, such additional amount as is necessary to ensure that the net amount actually received by the Executive (after the deduction or withholding of Employment Taxes) equals the Basic Net Annual Salary. As used herein, “Employment Taxes” means any applicable withholdings or deductions for, or on account of, any present or future income taxes, employee national insurance or social security contributions or other statutory payments of any nature due in respect of his Basic Net Annual Salary and any other benefits provided to him by the Company, the Listed Company or any other Group Company provided such withholdings or deductions are required by applicable law. The Basic Net Annual Salary shall accrue from day to day and shall be payable in arrears on a 14-month basis in accordance with the applicable provisions of Greek employment law (and shall be paid pro rata where the Executive is only employed during part of a month). The Basic Net Annual Salary shall be reviewed by (with the outcome of such review being at the absolute discretion of) the Board of the Listed Company on or about 1 January in each calendar year with the first such review to take place as at 1 January 2020 without commitment to increase. Executive’s Basic Net Annual Salary shall not be decreased.

5.2	The Company shall be entitled to deduct from any sums payable to the Executive (including salary) such sums as the Executive notifies the Company in writing to pay directly into any personal pension scheme of the Executive which is additional to the State’s pension scheme through national insurance contributions.

5.3	The Executive due to his senior managerial position, is not subject to the provisions of Greek labour law which are incompatible with the special position of supervision, management and trust he possesses. More specifically, he is not subject to the provisions relating to and will not be entitled to any additional remuneration or payment (unless as and to the extent otherwise provided in this Agreement including in particular without limitation clauses 5, 6, 7 and 11) in respect of working hours, overtime (yperergasia), overtime exceeding maximum working hours (yperoria), work at night, work on any banking or public holiday, work on the sixth day of the week or on Sundays, Christmas or Easter bonuses, annual leave allowance etc. In any event, if any claim in respect of the above exists or arises, or if there is any additional right, amount or benefit provided by any collective bargaining agreement, such right or claim shall be set off with the amounts that the Executive receives under this Agreement to the fullest extent permitted by the law.

6.	EXPENSES

The Company shall reimburse the Executive all reasonable traveling, hotel, entertainment and other out of pocket expenses incurred by him in or about the performance of his duties under this Agreement subject to his compliance with the Company’s and the Listed Company’s then current guidelines, if any, relating to expenses and to the production, if required, of receipts, vouchers or other supporting documents.

7.	BONUS SCHEME

The Executive will be entitled to participate in any contractual bonus scheme or schemes established from time to time by the Company, the Listed Company or any other Group Company for executives of equivalent status to the Executive, subject always to the rules of those schemes. Any agreement which shall contractually determine the terms pursuant to which the Executive shall be entitled to bonus payments out of the profits of the Company in accordance with the provisions of Law 4111/2013, art. 43 para.5 shall be hereafter referred to as the “Bonus Scheme Agreement”.

8.	SHARE SCHEMES

The Executive will be entitled to participate in such share schemes as the Company or the Listed Company or any other Group Company may operate upon such terms as the Board may from time to time determine and subject always to the rules and eligibility requirements of the scheme or schemes from time to time in force.

9.	HEALTH, LIFE AND MEDICAL INSURANCE

9.1	The Executive shall during his employment be entitled to participate in any Group Company’s:

(A)	permanent health insurance scheme; and

(B)	arrangements for private medical treatment or medical health insurance including spouse or partner or anyone living as such and dependent children under the age of 21 years; and

(C)	life assurance (together the “Insurance Schemes”) operated from time to time by or for the Listed Company for the benefit of employees of the

Listed Company or any other Group Company of equivalent status to the Executive, subject to any applicable rules and conditions of the Insurance Schemes. To the extent that there is any disparity between the rules and conditions of the relevant Insurance Scheme and the terms of this Agreement the relevant scheme rules and conditions shall prevail. The Listed Company shall not have any liability to pay any benefit to the Executive (or any family member) under any Insurance Scheme unless it receives payment of the benefit from the insurer under the scheme and shall not be responsible for providing the Executive (or any family member) with any benefit under an Insurance Scheme in the event that the relevant insurer refuses for whatever reason to pay or provide or to continue to pay or provide that benefit to the Executive (or family member).

9.2	Any Insurance Scheme which is provided for the Executive is also subject to the Listed Company’s right to alter the cover provided or any term of that scheme or to cease to provide (without replacement) the scheme at any time if in the opinion of the Board (after the Executive has been examined by a medical practitioner nominated by the insurers or by the Listed Company) the state of the Executive’s health is or becomes such that the Listed Company is unable to insure the benefits under the scheme at the normal premiums applicable to a person of the Executive’s age.

9.3	No contracting out certificate is in force in relation to this employment.

10.	ILLNESS

10.1	In the event of illness or other incapacity beyond his control as a result of which he is unable to perform his duties, the Executive shall remain entitled to receive his salary in full for any continuous period of 3 months or an aggregate period of 90 days’ absence in any consecutive 12 month period subject to:

(A)	compliance with the Company’s procedures relating to sickness notification, statutory sick pay and self-certification to cover absence from work due to sickness or other incapacity and to the provision of medical certificates and/or (at the Company’s discretion) undergoing a medical examination by a doctor appointed by the Company. The Executive shall co-operate in ensuring the prompt delivery of such report to the Company and authorize his own medical practitioner to supply all such information as may be required by that doctor and, if so requested by the Company, authorize his medical practitioner to disclose to the Company his opinion of the Executive’s state of health;

(B)	a deduction (at the Company’s discretion) from his salary of an amount or amounts equal to any statutory sick pay or social security benefits to which the Executive is entitled; and

(C)	a deduction (at the Company’s discretion) from his salary of an amount or amounts equal to any payment made to the Executive under any health insurance arrangements effected from time to time by the Company and/or any Group Company on his behalf.

11.	vacation days

11.1	The Executive, despite his senior management position, shall be entitled to 25 working days of vacation (in addition to the official public holidays in Greece) in each calendar year commencing on 1 January in each year (which shall accrue on a monthly basis). Holidays shall be taken at such times as are reasonable and convenient having regard to the requirements of the Company’s business.

11.2	If at the end of the calendar year the Executive has accrued vacation entitlement which he has not used he shall be entitled to carry forward an absolute maximum of up to 10 days into the following calendar year.

11.3	The Company reserves the right, at its absolute discretion, to require the Executive to take any outstanding vacation days during any notice period.

11.4	On termination of the Executive’s employment (howsoever occasioned), if the Executive has taken more or less than his annual vacation entitlement an appropriate adjustment shall be made to any payment of salary or benefits from the Company to the Executive. In this event the calculation shall be made on the basis that each day of vacation is worth 1/260 of his basic salary as set out in clause 5.1.

12.	[INTENTIONALLY OMITTED]

13.	CONFIDENTIAL AND BUSINESS INFORMATION

13.1	In addition to and without prejudice to the Executive’s common law obligations to keep information secret, the Executive shall not (except for the purpose of performing his duties hereunder or unless ordered to do so by a court of competent jurisdiction) either during his employment or after its termination directly or indirectly use, disclose or communicate Confidential and Business Information and he shall use his best endeavors to prevent the improper use, disclosure or communication of Confidential and Business Information:

(A)	concerning the business of the Company, the Listed Company or any other Group Company and which comes to the Executive’s attention during the course of or in connection with his employment or provision of services to the Company, the Listed Company or any other Group Company from any source within the Company, the Listed Company or any other Group Company; or

(B)	concerning the business of any person having dealings with the Company, the Listed Company or any other Group Company and which is obtained in circumstances in which the Company, the Listed Company or any other

Group Company is subject to a duty of confidentiality in relation to that information.

13.2	For the purposes of clause 13.1, Confidential and Business Information means:

(A)	any information of a confidential nature (whether trade secrets, other private or secret information including secrets and information relating to corporate strategy, business development plans, product designs, intellectual property, business contacts, terms of business with customers and potential customers and/or suppliers, annual budgets, management accounts and other financial information); and/or

(B)	any confidential report or research undertaken by or for the Company, the Listed Company or any other Group Company before or during the course of the Executive’s employment; and/or

(C)	lists or compilations of the names and contact details of the individuals or clients and counterparts with whom the Company, the Listed Company or any other Group Company transacts business; and/or

(D)	the previous 18 months’ financial results of any individual part of the business of the Company, the Listed Company or any other Group Company; and/or

(E)	details of all computer systems and/or data processing or analysis software developed by the Company, the Listed Company or any other Group Company; and/or

(F)	details of the requirements, financial standing, terms of business and dealings with any Company, the Listed Company or any other Group Company of any client of the Company, the Listed Company or any other Group Company; and/or

(G)	contact details of all employees and directors of the Company, the Listed Company or any other Group Company together with details of their remuneration and benefits; and/or

(H)	information so designated by the Company, the Listed Company or any other Group Company or which to the Executive’s knowledge has been supplied to the Company, the Listed Company or any other Group Company subject to any obligation of confidentiality.

13.3	The restrictions contained in this clause 13 shall cease to apply with respect to any information which would otherwise have been Confidential and Business Information but which comes into the public domain or is otherwise in the possession of Executive’s affiliates other than through an unauthorized disclosure by the Executive or a third party.

13.4	The obligations of the Executive under this clause 13 shall continue to apply after the termination of the Executive’s employment (howsoever terminated).

14.	DATA PROTECTION

14.1	The parties hereby confirm and agree that they are committed to complying with the principles and requirements of the EU General Data Protection Regulation (GDPR).

14.2	The Executive hereby acknowledges that:

(A)	the Company will collect and process information about the Executive, such as the Executive’s name and contact details as well as more sensitive information, for various purposes in connection with the Executive’s employment, including to manage benefits and payments, to manage expenses, to manage recruitment and on-boarding, to manage absences, for security purposes, to handle claims and disciplinary actions, to monitor performance and use of the IT systems, to conduct certain background checks and to comply with the Company’s legal obligations;

(B)	the Company will collect from the Executive and store personal data about the Executive’s next of kin, such as their name and contact details, for use in emergency situations, and the Executive agrees that he has informed such individuals that their details have been provided to the Company;

(C)	the Company may pass the Executive’s information to third parties such as the Executive’s previous employers, companies for which the Executive provided services, public authorities, law enforcement agencies, fraud prevention agencies and regulators who use it in connection with the purposes set out above. The Company may also pass the Executive’s information to third party agents who handle it on behalf of the Company; and/or

(D)	depending on the circumstances, the Company’s use of personal data may involve a transfer of data outside the EU (and the European Economic Area).

14.3	The Listed Company’s Privacy Notice, which shall also be applicable to the employment of the Executive by the Company gives more details of the personal information about the Executive and the Executive’s next of kin that the Company collects and processes. The Executive confirms that the he has read the notice. The Privacy Notice does not form part of the terms and conditions of the Employment, and the Company reserves the right to amend it from time to time and to update the uses of personal data listed above and in the Privacy Notice.

14.4	The Executive shall comply with Company, the Listed Company and other Group Company policies relating to data privacy when handling personal data in the course of the employment, including personal data relating to any employee, customer, client, supplier or agent of the Company. The Executive will also comply with the

Company, the Listed Company and other Group Company policies from time to time in place relating to IT and communications systems, use of social media and other policies as included from time to time.

14.5	Failure to comply with Company, the Listed Company and other Group Company policies relating to data privacy or any of the policies listed above in clause 14.3 may be dealt with under the Company’s disciplinary procedure and, in serious cases, may be treated as gross misconduct leading to summary dismissal.

15.	[intentionally omitted]

16.	termination

16.1	If the Executive resigns for Good Reason, or the Company terminates Executive’s employment for any reason whatsoever other than for Cause (as defined below in clause 17.1):

(A)	the Executive will (subject to clause 16.3), be entitled to receive within 7 days of the Termination Date a net severance payment (the “Severance Payment”) of an amount equal to:

(i)       his latest Basic Net Annual Salary; and

(ii)      the “Performance Bonus” (as defined in the applicable Bonus Scheme Agreement); and

(iii)     any “Additional Bonus” (as defined in the applicable Bonus Scheme Agreement) that the Executive had been awarded for the year preceding the termination of the Executive’s employment under this clause 16.1, prorated daily on the basis of the days for which the Executive was employed during the year of his termination; and

(iv)     the cost of the Company of the provision of contractual benefits to the Executive for 12 months following the Termination Date.

To the extent that the above amounts exceed and cover the statutory severance payment provided by Greek labour law (pursuant to Law 2112/1920 in conjunction with Law 3198/1955), it is clarified that the Executive shall not be entitled to receive such statutory severance payment. In any event, it is expressly agreed and accepted by the Executive that any statutory severance entitlement under Greek labour law shall be set-off against the Severance Payment agreed in this clause 16.1.

(B)	In addition, the Company shall use reasonable endeavors to procure that (i) the Executive receives the full benefit of any awards under the Stock Incentive Plan (including, without limitation, any acceleration of vesting or extension of the post-termination exercise term of the Executive’s awards as provided for in the applicable award agreement) and (ii) he is treated as being a “Good Leaver” (as defined in the relevant scheme(s) and subject always to the rules and provisions of such scheme(s)) for the purposes of any other applicable bonus or incentive scheme (besides the Stock Incentive Plan) which is operated by the Company, the Listed Company or any other Group Company from time to time and in which the Executive is participating as at the Termination Date.

16.2	For the avoidance of doubt, any Severance Payment payable under clause 16.1 shall be in addition to any payments, rights or benefits accrued in respect of services already provided, including, without limitation, (a) any Basic Net Annual Salary paid, and provision of contractual benefits, to the Executive up to the Termination Date, including any Basic Net Annual Salary paid, and provision of contractual benefits, to the Executive during any part of his contractual notice period which he is required to work or during which he is placed on garden leave; and (b) the payment of a pro-rated portion of the Executive’s “Performance Bonus” (as defined in the applicable Bonus Scheme Agreement) on the basis of the days of the calendar year during which the Executive was employed up to the Termination Date; and (c) any other unpaid bonus in accordance with the terms of the Bonus Scheme Agreement or otherwise; and (d) any payment in lieu of notice made to the Executive pursuant to clause 3.3. If the Company is required to deduct or withhold Employment Taxes with respect to amounts paid under clauses 16.1 and 16.2, then the Company shall pay to the Executive, in addition to the Severance Payment and the amounts under this clause 16.2, such additional amount as is necessary to ensure that the net amount actually received by the Executive (after the deduction or withholding of Employment Taxes) equals the Severance Payment and the amounts in this clause 16.2.

16.3	The Company’s obligations under clauses 16.1 are subject to and conditional on:

(A)	the Executive entering into, and complying with the terms of, a settlement agreement with the Company in a form reasonably satisfactory to the Company and the Executive pursuant to which the Executive will waive all claims that he may have against the Company, the Listed Company or any other Group Company arising from his employment or its termination and any directorships or other offices and their termination; and

(B)	the Executive’s compliance with his material obligations under this Agreement (including, but not limited to, his obligations under clause 13). In the event that the Executive commits any breach of such material obligations, the Company shall be released from its obligations under clause 16.1, and in the event that the Executive commits any such breach following receipt of any payment pursuant to clause 16.1, or the Company becomes aware of any such breach following the Executive having received a payment under clause 16.1, an amount equal to the payment made under clause 16.1 shall be immediately repayable by the Executive to the Company as a debt.

16.4	In the event of a dispute between the parties as to whether there was Cause to terminate Executive’s employment or there was Good Reason for Executive to resign, the full amount of termination payments under clause 16.1 shall be placed into escrow until such time that there is a judgment by a court of competent jurisdiction that Cause or Good Reason existed, or the parties otherwise agree in writing that the amount may be released.

16.5	In the event of death of the Executive, the Company’s obligations hereunder shall automatically cease and terminate; provided, however, that within fifteen (15) days the Company shall pay to the Executive’s heirs or personal representatives the Executive’s basic salary and any unpaid bonuses (in accordance with the terms of the applicable Bonus Scheme Agreement) accrued to the date of death including, for the avoidance of doubt, the Severance Payment and any other amounts payable to the Executive under this Agreement as if the Executive had resigned for Good Reason; until the final determination of the identity of the heirs, the Company shall have the right to deposit any such amount with a third party escrow agent appointed by the Company or with the Greek Deposits and Loans Fund.

17.	SUMMARY TERMINATION

17.1	The employment of the Executive may be terminated by the Company without notice or payment (to the fullest extent permitted under the law, in which case, for the avoidance of doubt, the provision of art. 5(1) second sentence of Law 3198/1955 shall be applicable) for “Cause”, which shall mean:

(A)	the Executive is guilty of misconduct or commits any serious breach or non-observance of any of the provisions of this Agreement or of his obligations to the Company, the Listed Company or any other Group Company (whether under this Agreement or otherwise) or of any lawful acts or directions of the Board or relevant rules and/or codes issued by or on behalf of any Relevant Stock Exchange or is guilty of any continued or successive breaches or non-observance of any of such provisions, obligations, acts or directions, rules and/or codes, in spite of written warning to the contrary by the Board;

(B)	the Executive is in the reasonable opinion of the Board of the Listed Company or the Executive Chairman negligent or incompetent in the performance of his duties;

(C)	the Executive is adjudged bankrupt;

(D)	the Executive is guilty of any fraud or dishonesty or acts in any manner which in the reasonable opinion of the Board of the Listed Company or the Executive Chairman brings or is likely to bring the Company, the Listed Company or any other Group Company into disrepute or is materially adverse to the interests of the Company, the Listed Company or any other Group Company;

(E)	the Executive performs any act or omission which in the reasonable opinion of the Board of the Listed Company or the Executive Chairman may seriously damage the interests of the Company, the Listed Company or any other Group Company or willfully or negligently breaches any legislation or any regulation to which the Company, the Listed Company or other Group Company may be subject, which may result in any penalties being imposed on him or any Directors of the Company, the Listed Company or other Group Company.

(F)	the Executive becomes prohibited by law or is disqualified from being a director or officer of a company;

(G)	the Executive is convicted of any criminal offense by a court of competent jurisdiction (other than a minor offense for which a fine or other noncustodial penalty is imposed);

(H)	the Executive commits any act of deliberate discrimination or harassment on grounds of race, sex, disability, sexual orientation, religion or belief or age;

(I)	the Executive is adjudged of unsound mind or a patient for the purpose of any statute relating to mental health; or

(J)	the Executive commits any other act warranting summary termination at common law including (but not limited to) any act justifying dismissal without notice in the terms of the Company’s generally-applicable Disciplinary Rules in place from time to time.

17.2	The Company shall not terminate Executive’s employment for Cause unless Executive is provided written notice of the alleged grounds for Cause under sub-clauses (A), (B), (C), (E), or (J) and a thirty (30) day period to cure.

17.3	The termination of the Executive’s employment hereunder for whatsoever reason shall not affect those terms of this Agreement which are expressed to have effect after such termination and shall be without prejudice to any accrued rights or remedies of the parties.

17.4	On the termination of the Executive’s employment either summarily or otherwise, or at any other time in accordance with instructions given to him by the Board of the Listed Company or the Executive Chairman, the Executive will immediately return to the Company all equipment, correspondence, records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to the Company, the Listed Company or any other Group Company (including but not limited to credit cards, keys and passes) which are in the Executive’s possession or under his control.

17.5	On the termination of the Executive’s employment either summarily or otherwise, or at any other time in accordance with instructions given to him by the Board of the

Listed Company or the Executive Chairman, the Executive will immediately irretrievably delete any information relating to the business of the Company, the Listed Company or any other Group Company stored on any magnetic or optical disk or memory and all matter derived from such sources which is in his possession or under his control outside the premises of the Company, the Listed Company or any other Group Company.

17.6	Upon the request of the Board of the Listed Company, the Executive will provide a signed written statement that he has fully complied with his obligations under clauses 17.4 and/or 17.5 and the Company may withhold any sums owing to the Executive on the Termination Date until the obligations in clause 17.4 and/or 17.5 have been complied with.

18.	INVENTIONS AND IMPROVEMENTS

18.1	For the purposes of this clause 18 the following words and expressions shall have the following meanings:

“Intellectual Property Rights” means (i) copyright, patents, know-how, confidential information, database rights, and rights in trademarks and designs (whether registered or unregistered), (ii) applications for registration, and the right to apply for registration, for any of the same, and (iii) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

“Invention” means any method, idea, concept, experimental work, theme, invention, discovery, process, model, formula, prototype, sketch, drawing, plan, composition, design, configuration, improvement or modification of any kind conceived, developed, discovered, devised or produced by the Executive alone or with one or more other employees of the Company (or the Listed Company or any other Group Company) during his employment and which pertains to or is actually or potentially useful to the activities from time to time of the Company (or the Listed Company or any other Group Company) or any product or service of the Company (or the Listed Company or any other Group Company).

18.2	The Executive shall promptly disclose and deliver to the Company in confidence full details of each Invention (whether or not it was made, devised or discovered during normal working hours or using the facilities of the Company or the Listed Company), to enable the Company to determine whether rights to such Invention vest in the Company, upon the making, devising or discovering of the same and shall at the expense of the Company give all such explanations, demonstrations and instructions as the Company may deem appropriate to enable the full and effectual working, production and use of the same.

18.3	The Executive hereby assigns (in so far as title has not automatically vested in the Company through the Executive’s employment) to the Company with full title guarantee by way of future assignment all copyright, database right, design right and other similar rights for the full terms (including any extension or renewals thereof) thereof throughout the world in respect of all works, designs or materials (including, without limitation, source code and object code for software) originated, conceived, written or made by the Executive during the period of his employment (except only those works or designs originated, conceived, written or made by the Executive wholly outside his normal working hours which are wholly unconnected with any business activity undertaken or planned to be undertaken by the Company, the Listed Company or any other Group Company) to hold unto the Company absolutely. The aforementioned assignment shall include the right to sue for damages and/or other remedies in respect of any infringement (including prior to the date hereof).

18.4	The Executive hereby irrevocably and unconditionally waives in favor of the Company for any work in which copyright or design right is vested in the Company whether by this clause 18 or otherwise.

18.5	The Executive shall, without additional payment to him (except to the extent provided by applicable law) at the request and expense of the Company and whether or not during the continuance of his employment, promptly execute all documents and do all acts, matters and things as may be necessary or desirable to enable the Company or its nominee to obtain, maintain, protect and enforce any Intellectual Property Right vested in the Company in any or all countries relating to the Intellectual Property Right and to enable the Company to exploit any Intellectual Property Right vested in the Company.

18.6	The Executive shall not do anything (whether by omission or commission) during his employment or at any time thereafter to affect or imperil the validity of any Intellectual Property Right obtained, applied for or to be applied for by the Company, the Listed Company or their nominees, and in particular the Executive shall not disclose or make use of any Invention which is the property of the Company or the Listed Company without the prior written consent of the Company. The Executive shall during or after the termination of his employment with the Company, at the request and expense of the Company, provide all reasonable assistance in obtaining, maintaining and enforcing such Intellectual Property Right or in relation to any proceeding relating to the Company’s or the Listed Company’s right, title or interest in any such Intellectual Property Right.

18.7	Without prejudice to the generality of the above clauses, the Executive hereby irrevocably authorizes the Company to appoint a person to be his attorney in his name and on his behalf to execute any documents and do any acts, matters or things as may be necessary for or incidental to grant the Company the full benefit of the provisions of this clause 18.

18.8	The obligations of the Executive under this clause 18 shall continue to apply after the termination of his employment (howsoever terminated).

18.9	For the avoidance of doubt, nothing in this Agreement shall oblige the Company (or the Listed Company or any other Group Company) to seek protection for or exploit any Intellectual Property Right.

19.	GRIEVANCE AND DISCIPLINARY PROCEDURES

19.1	In the event of the Executive wishing to seek redress of any grievance relating to his employment he should lay his grievance before the Board or the board of directors of the parent company of any group of which the Company or the Listed Company is a member from time to time (in this clause 19, “Ultimate Board”) in writing, who will afford the Executive the opportunity of a full hearing before the board or a committee of the board or the Ultimate Board (as appropriate) whose decision on such grievance shall be final and binding.

19.2	The Company’s and the Listed Company’s usual disciplinary procedures do not apply to the Executive. In the event that any disciplinary action is to be taken against the Executive, any hearing in respect thereof will be conducted by such director of the Company, the Listed Company or the parent company of any group of which the Company or the Listed Company is a member from time to time as the Board or the Ultimate Board may in its reasonable discretion nominate. If the Executive seeks to appeal against any disciplinary action taken against him he should do so to the Ultimate Board submitting full written grounds for his appeal to the Chairman of the Ultimate Board within 7 days of the action appealed against. The decision of the Ultimate Board or a delegated committee thereof shall be final and binding. For the avoidance of doubt, the Executive has no contractual right to either a disciplinary hearing or appeal.

19.3	The Company may in its absolute discretion suspend the Executive from some or all of his duties (and if applicable, from the Board) and/or require him to remain away from work during any investigation conducted into an allegation relating to the Executive’s conduct or performance. During such period, the Executive’s salary will continue to be paid and he will continue to be entitled to all benefits provided to him, including participating in any relevant bonus or share option schemes subject always to the rules of those schemes.

20.	GENERAL

20.1	No failure or delay by either party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by either party of any right, power or privilege hereunder preclude any further exercise thereof or the exercise of any other right, power or privilege.

20.2	The Executive shall have no claim against the Company, the Listed Company or any other Group Company in respect of the termination of his employment hereunder in relation to any provision in any Stock Incentive Plan which has the effect of requiring the Executive to sell, transfer or give up any shares, securities, options or rights issued to him thereunder at any price or which causes any options or other rights granted to him thereunder to become prematurely exercisable or to lapse by reason of his termination or because he has given or received notice of termination.

20.3	Any term of any collective agreements which may affect adversely (against the Executive) the terms and conditions of the employment of the Executive hereunder shall not be applicable.

20.4	For the avoidance of doubt any payments made to or other benefits provided to the Executive or his family which are not expressly referred to in this Agreement shall be regarded as payments or benefits provided in the ordinary course of business of the Company and, unless express notice of revocation of such payments or benefits is given to the Executive, they shall be deemed to form part of the Executive’s contract of employment.

20.5	If any clause or provision in this Agreement is found by a court of competent jurisdiction or other competent authority to be invalid, unlawful or unenforceable then such clause or provision shall be severed from the remainder of the Agreement or clause and that remainder shall continue to be valid and enforceable to the fullest extent permitted by law. In that case, the parties shall negotiate in good faith to replace any invalid, unlawful or unenforceable clause or provision with a suitable substitute clause or provision which maintains as far as possible the purpose and effect of this Agreement.

20.6	This Agreement may be executed in any number of counterparts, each of which when executed, shall be an original, and all the counterparts together shall constitute one and the same instrument. Delivery of an executed signature page of a counterpart by facsimile transmission or by electronic mail in Adobe TM Portable Document Format (PDF), shall take effect as delivery of an executed counterpart of this Agreement.

20.7	No term of this Agreement is enforceable by a third party who is not a party to this Agreement.

20.8	No amendment, modification or waiver of this Agreement or any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by the parties.

20.9	Any amendment or change on the applicable law including without limitation tax and social security laws occurring after the date of this Agreement which may adversely affect any amount payable to the Executive by the Company under this Agreement, shall be for the Company’s account in its capacity as employer which shall be obliged to gross up any such amount payable to the Executive accordingly so that the net amount received by the Executive from time to time remains the same.

21.	NOTICES

21.1	Without prejudice to any other mode of service provided under the law, any notice or communication given or required under this Agreement may be served by personal delivery or by leaving the same at or by sending the same through the recognized international overnight delivery service in the case of the Company to its registered office from time to time and in the case of the Executive to his aforesaid address or to the address provided from time to time by the Executive to the Company for the purposes of its employment records.

21.2	Any notice sent by recognized international overnight delivery service shall be deemed to have been served 3 business days after the time of depositing such notice with the recognized international overnight delivery service for next day delivery.

21.3	Process agent (antiklitos). The Company irrevocably appoints Ms. Lida Papadi, presently at 3-5, Menandrou Street, Kifisia, Athens, 14561 Greece, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the Greek courts which are connected with this Agreement.

22.	EXTENT AND SUBSISTENCE OF AGREEMENT

This Agreement supersedes all other agreements other than those expressly referred to in this Agreement whether written or oral between the Company and the Executive relating to the employment of the Executive. The Executive acknowledges and warrants to the Company that he is not entering into this Agreement in reliance upon any representation not expressly set out herein.

23.	GOVERNING LAW AND JURISDICTION

23.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with Greek law including the collective bargaining agreement for employees in Greek ship management companies dated 1 August 2018 (“CBA”). In case of conflict between the terms of this Agreement and the provisions of Greek law including those of the CBA, this Agreement shall prevail to the extent that its terms are more favorable for the Executive.

23.2	The parties agree to submit to the exclusive jurisdiction of the Courts of Piraeus, Greece as regards any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

IN WITNESS whereof a duly authorized representative of the Company has executed this Agreement and the Executive has executed this Agreement as his Deed on the date of this Agreement.

EXECUTED by the Company

acting by Georgios Giouroukos	) /s/ Georgios Giouroukos
)

the said Anastasios Psaropoulos	) /s/ Anastasios Psaropoulos
)

COUNTERSIGNED, AGREED and ACCEPTED by the Listed Company

acting by Ian Webber	) /s/ Ian Webber
Thomas Lister	) /s/ Thomas Lister

Exhibit A

Leadership and strategic direction

●	To develop a financial strategy and to monitor implementation of such strategy in discussion with the Listed Company Group Executive Chairman, CEO and CCO.

●	To prepare strategic recommendations to the Board of the Company and the Listed Company.

●	To supervise and control the Company’s and the Listed Company’s financials, accounting and treasury.

●	To establish and develop relations with the Listed Company’s senior management, stakeholders (shareholders, analysts, creditors) and external parties (future investors, lawyers, advisors).

●	To provide leadership, direction and management of the Listed Company’s finance and accounting team.

●	To manage the processes for financial forecasting, controls and budgets, and oversee the preparation of all financial reporting.

●	To undertake long-term planning and establish business objectives, including strategic business plans, financial and other business objectives.

●	To represent the Company and the Listed Company at the highest level including to the government, regulatory authorities, the media, prospective investors, company stakeholders and the general public.

Operations and controls

●	To work with the Listed Company Group Executive Chairman, CEO and CCO to:

o	Search for investments for the company to assist growth (vessels, fleet acquisitions).

o	Search for possible M&As.

o	Search for finance of new acquisitions or refinance of existing indebtedness.

o	Initiate equity or debt raising.

o	Perform meetings with investors in respect of equity/debt raisings.

o	Perform non-deal roadshows with respect to investor relations.

o	Participate in Company and Listed Company quarterly result conference calls and investor calls.

o	Present the Company and Listed Company in industry events.

o	Communicate with shareholders.

o	Monitor budget and performance of the Company and the Listed Company.

o	Monitor cash balances and cash forecasts of the Company and the Listed Company.

o	Monitor the efficient operation of the Company and the Listed Company.

o	Review the Listed Company’s public filings.

o	Prepare the financial statements for the Company and the Listed Company in accordance with all regulatory requirements.

o	Perform risk management by analyzing the Company’s and the Listed Company’s liabilities and investments.

o	Ensure compliance with tax law and coordinate and produce all tax documentation as required.

Reporting

●	To supervise with the Listed Company Group Executive Chairman, CEO, and CCO to:

o	Report to the board regularly on the operation of the Company’s and Listed Company’s businesses both at board meetings and at other times.

o	Provide such information to the board as they may require in order for the board to assess the performance of the business and the achievement of the agreed strategy and budget.